Filed Pursuant to Rule 433

Registration Statement Nos. 333-210338 and 333-222323

FOR IMMEDIATE RELEASE

FEDERATIVE REPUBLIC OF BRAZIL ANNOUNCES PRICING OF ITS OFFERING OF 4.500% GLOBAL BONDS DUE 2029 AND 4.750%
GLOBAL BONDS DUE 2050 AND THE APPLICABLE U.S. TREASURY RATE AND PURCHASE PRICE FOR OLD BONDS

November 4, 2019

BRASÍLIA, Brazil —

New Bonds Offering

The Federative Republic of Brazil (“Brazil”) announced today that it has priced a global offering for cash (the “New Bonds Offering”) of U.S.$500,000,000 aggregate principal amount of its 4.500% Global Notes due 2029 (the “2029 Bonds”) and U.S.$2,500,000,000 aggregate principal amount of its 4.750% Global Notes due 2050 (the “2050 Bonds,” and together with the 2029 Bonds, the “New Bonds”).

The closing of the New Bonds Offering is expected to occur on Thursday, November 14, 2019.

The 2029 Bonds will form a single series with the outstanding U.S.$1,500,000,000 aggregate principal amount of Brazil’s previously issued 4.500% global bonds due 2029.

BNP Paribas Securities Corp., Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC served as Joint Lead Underwriters for the New Bonds Offering.

The New Bonds Offering was made only by means of a preliminary prospectus supplement and an accompanying base prospectus. Copies of the preliminary prospectus supplement, the final prospectus supplement (when filed) and the related base prospectus for the Offering may be obtained by contacting: BNP Paribas Securities Corp., by calling +1-888-210-4358 (U.S. toll free), Citigroup Global Markets Inc., by calling +1-800-831-9146 (U.S. toll free), or Goldman Sachs & Co. LLC, by calling +1-800-828-3182 (U.S. toll free).

Application will be made to have the New Bonds listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Tender Offer

Brazil’s previously announced tender offer (the “Tender Offer”) to purchase the bonds of the series listed in the table below (collectively, the “Old Bonds”) subject to the terms and conditions contained in the Offer to Purchase, dated Monday, November 4, 2019 (the “Offer to Purchase”) expired as scheduled at 4:00 p.m., New York time, today. All capitalized terms used but not defined under the heading “Tender Offer” in this communication have the respective meanings specified in the Offer to Purchase.

The purchase prices to be paid for each series of the Old Bonds validly tendered and accepted pursuant to the Tender Offer were calculated in accordance with the procedures set forth in the Offer to Purchase and Brazil’s press release issued earlier today, based on (i) the applicable U.S. Treasury Rate (as defined herein) for such series, as identified in the table below, which is a yield to maturity that will be calculated by the Dealer Managers at or around the pricing of the New Bonds using the bid-side price for the applicable Reference U.S. Treasury Security, as reported on Page PX1 of the Bloomberg U.S. Treasury Pricing Monitor, or using the actual U.S. Treasury Rate used to calculate the yield for the New Bonds of the same or similar tenor and (ii) the Fixed Spread for such series set forth in the tables below.

Old Bonds

Old Bonds	Outstanding Principal Amount as of November 4, 2019(1)(2)	ISIN	CUSIP	Reference U.S. Treasury Security(3)	Fixed Spread (basis points)	Purchase Price(3)
10.125% Global Bonds due 2027	U.S. $823,643,000	US105756AE07	105756AE0	1.625% UST due 08/15/2029	174 bps	$1,432.56
12.250% Global Bonds due 2030	U.S. $240,314,000	US105756AL40	105756AL4	1.625% UST due 08/15/2029	229 bps	$1,683.52
8.250% Global Bonds due 2034	U.S. $1,404,455,000	US105756BB58	105756BB5	1.625% UST due 08/15/2029	277 bps	$1,383.72
7.125% Global Bonds due 2037	U.S. $1,825,852,000	US105756BK57	105756BK5	2.875% UST due on 05/15/2049	242 bps	$1,285.90
5.625% Global Bonds due 2041	U.S. $2,366,428,000	US105756BR01	105756BR0	2.875% UST due on 05/15/2049	246 bps	$1,119.62
5.000% Global Bonds due 2045	U.S. $3,550,000,000	US105756BW95	105756BW9	2.875% UST due on 05/15/2049	248 bps	$1,037.34
5.625% Global Bonds due 2047	U.S. $3,000,000,000	US105756BY51	105756BY5	2.875% UST due on 05/15/2049	256 bps	$1,120.72

(1)	Each series of Old Bonds is admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.
(2)	These amounts may include Old Bonds held by institutions and companies controlled by the Brazilian Federal Government.
(3)	Per U.S. $1,000 principal amount of Old Bonds tendered and accepted for purchase.

On Tuesday, November 5, 2019 or as soon as possible thereafter, Brazil expects to (i) instruct BNP Paribas Securities Corp. as the Billing and Delivering Bank (as defined below) to accept, subject to proration and other terms and conditions as described in the Offer to Purchase, valid Preferred and Non-Preferred Tenders and (ii) announce the Maximum Purchase Amount and the aggregate principal amount of Preferred Tenders and Non-Preferred Tenders of each series of Old Bonds that have been accepted and whether any proration has occurred.

The Dealer Managers for the Tender Offer were: BNP Paribas Securities Corp., Citigroup Global Markets Inc. or Goldman Sachs & Co. LLC

BNP Paribas Securities Corp.

Attention: Liability Management Group

787 Seventh Avenue

New York, NY 10019

In the United States, call toll free:

+1-888-210-4358

Outside the United States, call

collect: +1-212-841-3059

Citigroup Global Markets Inc.

Attention: Liability Management Group

388 Greenwich Street, 7th Floor

New York, New York 10013

In the United States, call toll free:
+1-800-558-3745

Outside the United States, call collect: +1-212-723-6106

Goldman Sachs & Co. LLC

Attention: Liability Management Group

200 West Street

New York, NY 10282

In the United States, call toll free: +1-800-828-3182

Outside the United States, call collect: +1-212-902-6351

The Billing and Delivering Bank for this Tender Offer was: BNP Paribas Securities Corp.

Questions regarding the Tender Offer may be directed to the Dealer Managers at the above contact.

The Offer to Purchase may be downloaded from the Information Agent’s website at https://www.gbsc-usa.com/Brazil/ or from any of the Dealer Managers.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any security, nor shall there be any sale of the securities referenced in this communication in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and any public offering of securities to be made in the United States will be made by means of a prospectus.

Brazil has filed a registration statement (including the preliminary prospectus supplement and the prospectus) with the SEC for the New Bonds Offering. Before you invest, you should read the prospectus in that registration statement and other documents Brazil has filed with the SEC for more complete information about Brazil and such New Bonds Offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the Joint Lead Underwriters, the Dealer Managers or the Information Agent, as the case may be, will arrange to send you the prospectus supplement and the prospectus if you request it by calling any one of them at the numbers specified above.

Important Notice

The distribution of materials relating to the New Bonds Offering and the Tender Offer and the transactions contemplated by the New Bonds Offering and the Tender Offer may be restricted by law in certain jurisdictions. Each of the New Bonds Offering and the Tender Offer is void in all jurisdictions where it is prohibited. If materials relating to the New Bonds Offering or the Tender Offer come into your possession, you are required by Brazil to inform yourself of and to observe all of these restrictions. The materials relating to the New Bonds Offering or the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Bonds Offering or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Bonds Offering or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate on behalf of Brazil in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The offering of these securities will be made only by means of the preliminary prospectus and the accompanying prospectus supplement and prospectus.

The Tender Offer is made in Austria to existing holders of the Old Bonds only.

The distribution of materials relating to the New Bonds Offering and the Tender Offer and the transactions contemplated by the New Bonds Offering and the Tender Offer of these securities will be made only by means of the preliminary prospectus and the accompanying prospectus supplement and prospectus. No prospectus pursuant to the Regulation (EU) 2017/1129 of the European Parliament and the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (the “Prospectus Regulation”) or the Austrian Capital Market Act (“Kapitalmarktgesetz”) has been or will be approved (gebilligt) by or notified (notifiziert) to the Austrian Financial Market Authority (Finanzmarktaufsicht) and no such prospectus has been or will be published in Austria in any way which would constitute a public offering under Austrian law (whether presently or in the future). The information in the Offer materials (e.g., preliminary prospectus, accompanying prospectus supplement, prospectus) is being made available in Austria for the sole purpose of providing information about the securities described therein solely to individually qualified investors in Austria. The information contained in the Offer materials is being made available on the condition that it is solely for the use of the recipient as a potential and individually qualified investor and may not be passed on to any other person or reproduced in whole or in part.

There has been no offer, sale or delivery and there will be no offer, sale or delivery of any bonds in Austria other than in accordance with provisions of the Prospectus Regulation and of the Austrian Capital Market Act; and any offering material relating to the New Bonds will be distributed in Austria only under circumstances that will result in compliance with the applicable rules and regulations of the Prospectus Regulation and of the Austrian Capital Market Act.

In Belgium, the New Bonds Offering and the Tender Offer are not directly or indirectly, being made to, or for the account of, any person other than to qualified investors (gekwalificeerde beleggers/investisseurs qualifiés) within the meaning of Article article 2, e) of the Prospectus Regulation, as amended or replaced from time to time (Belgian Qualified Investor), that do not qualify as consumers (consumenten/consommateurs) within the meaning of Article I.1, 2° of the Belgian Code of Economic Law of February 28, 2013 (Wetboek van economisch recht/Code de droit économique), as amended or replaced from time to time (Consumers). A Consumer within the meaning of Article I.1, 2° of the Belgian Code of Economic Law is any natural person who is acting for purposes which are outside their trade, business, craft or profession.

As a result, the New Bonds Offering and the Tender Offer do not constitute a public takeover bid pursuant to Articles 3, §1, 1° and 6, § 1 of the Belgian law of April 1, 2007 on public takeover bids (Wet op de openbare overnamebiedingen/Loi relative aux offres publiques d’acquisition), as amended or replaced from time to time.

Consequently, the New Bonds Offering and the Tender Offer and any material relating thereto have not been and will not be, notified or submitted to, nor approved by the Belgian Financial Services and Markets Authority (Autoriteit voor Financiële Diensten en Markten/Autorité des Services et Marchés Financiers) pursuant to the Belgian laws and regulations applicable to the public offering or tendering of securities.

The New Bonds Offering and the Tender Offer as well as any materials relating thereto may not be advertised, nor distributed, directly or indirectly, to any person in Belgium other than Belgian Qualified Investors acting for their own account who are not Consumers, and may not be used in connection with any offering in Belgium except as may otherwise be permitted by law.

The New Bonds Offering cannot be considered to be a regulated investment service such as investment advice as listed under Annex I to the European Directive 2014/65/EU of the European Parliament and of the Council of 15 May 2014 on markets in financial instruments and amending Directive 2002/92/EC and Directive 2011/61/EU (MiFID II), as amended or replaced from time to time.

The New Bonds Offering and the Tender Offer may not be offered or sold to the public in Brazil. Accordingly, the New Bonds Offering and the Tender Offer have not been nor will be registered with the Brazilian Securities Commission - CVM nor have they been submitted to the foregoing agency for approval. Documents relating to the New Bonds Offering and the Tender Offer, as well as the information contained therein, may not be supplied to the public in Brazil, as the New Bonds Offering and the Tender Offer is not a public offering of securities in Brazil, nor used in connection with any offer for subscription or sale of securities to the public in Brazil.

The New Bonds may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations, and who are not individuals. Any resale of the New Bonds must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

The Offer to Purchase is not available to residents of Canada.

The New Bonds and the Old Bonds will not be registered under Chilean Law No. 18,045, as amended, with the Comisión para el Mercado Financiero de Chile (Financial Market Commission of Chile or “CMF”) and, accordingly, the New Bonds and the Old Bonds cannot and will not be offered or sold to persons in Chile except in circumstances which have not resulted and will not result in a public offering under Chilean law, and in compliance with Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the CMF.

The New Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2016/97/EC (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Bonds or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the New Bonds or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This announcement does not constitute an offer to the public in France. It is not a prospectus within the meaning of the Prospectus Regulation.

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the New Bonds Offering that has been approved by the French Autorité des marchés financiers (“AMF”) or by the competent authority of another Member State of the EEA and notified to the AMF under the Prospectus Regulation; the materials relating to the New Bonds have not been distributed or caused to be distributed and will not be released, issued or distributed or caused to be released, issued or distributed, directly or indirectly, to the public in France, or used in connection with any offer for subscription, exchange or sale of the notes to the public in France. Any such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, and/or to (ii) investment services providers authorized to engage in portfolio management services on behalf of third parties and/or to (iii) a limited group of investors (cercle restreint d’investisseurs) acting for their own account, all as defined in, and in accordance with, Articles L.411-2, II, D.411-1, D.411-4, D.744-l, D.754-l and D.764-1 of the French Code monétaire et financier.

In the event that the New Bonds purchased or subscribed by investors listed above are offered or resold, directly or indirectly, to the public in France, the conditions relating to public offers set forth in Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Code monétaire et financier must be complied with. Investors in France and persons into whose possession offering materials come must inform themselves about, and observe, any such restrictions.

The Tender Offer is made in Federal Republic of Germany (“Germany”) to existing holders of the Old Bonds only.

The prospectus supplement does not constitute a prospectus compliant with the Prospectus Regulation and does therefore not allow any public offering in Germany”. No action has been or will be taken in Germany that would permit a public offering of the New Bonds, or distribution of a prospectus or prospectus supplement or any other offering material relating to the New Bonds. In particular, no prospectus (Prospekt) within the meaning of the Prospectus Regulation and the German Securities Trading Act (Wertpapierprospektgesetz) or any other applicable laws in Germany has been or will be published in Germany, nor has any prospectus or the prospectus supplement been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication in Germany.

This prospectus supplement is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

With respect to persons in Hong Kong, the New Bonds Offering and the Tender Offer are only made to, and are only capable of acceptance by, “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made thereunder. No person or entity may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the New Bonds, Old Bonds or the Tender Offer, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong other than with respect to the Old Bonds which are or are intended to be tendered, or New Bonds which are intended to be purchased, only by persons outside Hong Kong or only by “professional investors” as defined in the SFO and any rules made under thereunder.

The Old Bonds and the New Bonds have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “Financial Instruments and Exchange Act”) and each manager has represented and agreed that it has not offered or sold, and will not offer or sell any Old Bonds or New Bonds, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Article 6, Paragraph 1, Item 5 of the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended)), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

In Italy, this announcement is only being distributed to and is only directed at, and the New Bonds Offering documents may only be distributed, directly or indirectly, to qualified investors.

In Luxembourg, this announcement has been prepared on the basis that the offer of the New Bonds, the Tender Offer and the potential exchange offer will be made pursuant to an exemption under Article 1 (4) of the Prospectus Regulation from the requirement to produce a prospectus for offers of securities.

The Tender Offer is not intended for any person who is not qualified as an institutional investor, in accordance with provisions set forth in Resolution SMV No. 021-2013-SMV-01 issued by Superintendencia del Mercado de Valores (Superintendency of Capital Markets) of Peru, and as subsequently amended. No legal, financial, tax or any other kind of advice is hereby being provided.

The New Bond Offering prospectus supplement, and the Offer to Purchase have not been and will not be registered as a prospectus with the Monetary Authority of Singapore. The Offer to Purchase does not constitute an offering of securities in Singapore pursuant to the Securities and Futures Act, Chapter 289 of Singapore. The New Bonds will not be offered or sold or cause that such New Bonds to be made the subject of an invitation for subscription or purchase and will not offer or sell such New Bonds or cause such New Bonds to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such New Bonds, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the New Bonds are subscribed or purchased in reliance on an exemption under Sections 274 or 275 of the SFA, the New Bonds shall not be sold within the period of six months from the date of the initial acquisition of the bonds, except to any of the following persons:

•	an institutional investor (as defined in Section 4A of the SFA);

•	a relevant person (as defined in Section 275(2) of the SFA); or

•	any person pursuant to an offer referred to in Section 275(1A) of the SFA,

unless expressly specified otherwise in Section 276(7) of the SFA or Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (the “SFR”).

Where the New Bonds are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the New Bonds pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the SFR.

None of the offer materials related to the New Bonds Offering or Tender Offer have been approved or registered in the administrative registries of the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores). Consequently, the securities may not be offered, sold or distributed in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of Article 35 of the restated text of the Securities Markets Act approved by Royal Legislative Decree 4/2015, dated 23 October (Real Decreto Legislativo 4/2015, de 23 de octubre, por el que se aprueba el texto refundido de la Ley del Mercado de Valores), Royal Decree 1310/2005 of 4 November (Real Decreto 1310/2005 de 4 de noviembre), or otherwise in reliance on an exception from registration available thereunder.

The prospectus supplement is not intended to constitute an offer or solicitation to purchase or invest in the New Bonds described therein in Switzerland, except as permitted by law. The New Bonds may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading venue in Switzerland.

Neither the prospectus supplement nor any other offering or marketing material relating to the New Bonds constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading venue in Switzerland, and neither the prospectus supplement nor any other offering or marketing material relating to the New Bonds may be publicly distributed or otherwise made publicly available in Switzerland.

Neither the communication of the Offer to Purchase nor any other offer material relating to the Tender Offer has been approved by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000. The Offer to Purchase and the prospectus supplement are only being distributed to and are only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (as so amended, the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which the Offer to Purchase relates is available only to relevant persons and will be engaged in only with relevant persons. The New Bonds will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the New Bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on the Offer to Purchase, the prospectus supplement or any of their contents.

Contact information:

Global Bondholder Services Corporation

65 Broadway, Suite 404

New York, NY 10006

Attn: Corporate Actions

Banks and Brokers Call: +1-212-430-3774

All Others Call: +1-866-470-4500

website: https://www.gbsc-usa.com/Brazil/

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.